DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 604-687-1629 ~ Fax: 604-687-2845

E-mail address: drcresources@uniserve.com

Website: www.drcresources.com

TSX Symbol: DRC

DRC Resources Invites Tenders From Mining Contractors

June 24, 2004, Vancouver, BC - DRC Resources has received approval from SRK Consulting for the design of the advanced exploration and development program of the Afton Copper-Gold Project. The program will include the excavation of a 2000 metre decline (tunnel). The latest design, effecting some exploration drilling cost savings, will provide access, ventilation and haulage-ways for future project development.

The main purpose of the decline is to provide underground access for the definition diamond drill program, bulk sampling and technical studies, which will be carried on concurrently with development of the decline, in order to complete the Afton Feasibility Study.

On June 21, 2004 the Company selected five mining contractors to whom it issued Tender/Contract Document books inviting bids on the development work. These contractors have extensive experience and proven track records in hard-rock mine development. The timeline for bid response and awarding of the contract will be July 2004 with the work planned to commence in August 2004.

The Company's Vice President of Exploration and Development, Michael W. Hibbitts, P. Geo., a Qualified Person as defined by National Instrument 43-101, will supervise implementation of the site-oriented section of the Quality Assurance Program as part of the Company's formal Exploration Practices Policy for this final stage of advanced exploration of the Afton Project.

DRC Resources Corporation is a natural resource company with its head office in Vancouver and a field office in Kamloops, B.C. The main focus of DRC Resources is the exploration and development of the Afton Copper-Gold Project located in the Kamloops Mining Division.

The Afton Copper-Gold Project is identified by the British Columbia Ministry of Energy & Mines as the largest advanced exploration project in South Central B.C. To date the Company had expended over $5 Million on exploration on the Afton Mineral Zone, outlining a 68.7 Million Tonne Measured and Indicated Mineral Resource of 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd). Reference: Advanced Scoping Study Feb 2004, Behre Dolbear & Company Ltd. (SEDAR)

NOTE: Metal Prices Used: Copper $US 0.85/lb, Gold $US375/oz, Silver $US 5.25/oz and Palladium $US 200/oz

Assumed Metal Recovery: Copper 90%, Gold 90%, Silver 75% and Palladium 74%

Cutoff Grade: 0.70% Copper Equivalent

On behalf of DRC Resources Corporation,

"John Kruzick"

John H. Kruzick
President and Chief Executive Officer

For further information on DRC Resources and the Afton Project, please contact:

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

DRC Resources Corporation's shares trade on the Toronto Stock Exchange (TSX: DRC). The TSX has neither approved nor disapproved the form or content of this release.